UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WESTMORELAND RESOURCE PARTNERS, LP

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

96108P103

(CUSIP Number)

DECEMBER 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96108P103

1	NAMES OF REPORTING PERSONS AIM OXFORD HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 59,095
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 59,095
	8.	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,095
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (LIMITED LIABILITY COMPANY)

(1)	Based on 5,505,087 Common Units outstanding as of December 31, 2014, as reported to the Reporting Person by the Issuer.

CUSIP No. 96108P103

1	NAMES OF REPORTING PERSONS AIM COAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 59,095(1)
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 59,095(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,095(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (LIMITED LIABILITY COMPANY)

(1)
AIM Coal Management, LLC (“AIM Coal Management”) is the manager of AIM Oxford Holdings, LLC (“AIM Oxford Holdings”). AIM Coal Management may be deemed to indirectly own the units held by AIM Oxford Holdings, but disclaims beneficial ownership of all such units.

(2)	Based on 5,505,087 Common Units outstanding as of December 31, 2014, as reported to the Reporting Person by the Issuer.

CUSIP No. 96108P103

1	NAMES OF REPORTING PERSONS MATTHEW P. CARBONE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 59,095(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 59,095(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,095(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
AIM Coal Management is the manager of AIM Oxford Holdings. Matthew P. Carbone, a member of AIM Coal Management has shared voting and investment power over the units held by AIM Oxford Holdings. Mr. Carbone may be deemed to indirectly own the units held by AIM Oxford Holdings, but disclaims beneficial ownership of all such units.

(2)	Based on 5,505,087 Common Units outstanding as of December 31, 2014, as reported to the Reporting Person by the Issuer.

CUSIP No. 96108P103

1	NAMES OF REPORTING PERSONS ROBERT B. HELLMAN, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 59,095(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 59,095(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,095(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
AIM Coal Management is the manager of AIM Oxford Holdings. Robert B. Hellman Jr., a member of AIM Coal Management, has shared voting and investment power over the units held by AIM Oxford Holdings. Mr. Hellman may be deemed to indirectly own the units held by AIM Oxford Holdings, but disclaims beneficial ownership of all such units.

(2)	Based on 5,505,087 Common Units outstanding as of December 31, 2014, as reported to the Reporting Person by the Issuer.

CUSIP No. 96108P103

1	NAMES OF REPORTING PERSONS GEORGE E. MCCOWN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 59,095(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 59,095(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,095(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
AIM Coal Management is the manager of AIM Oxford Holdings. George E. McCown, a member of AIM Coal Management has shared voting and investment power over the units held by AIM Oxford Holdings. Mr. McCown may be deemed to indirectly own the units held by AIM Oxford Holdings, but disclaims beneficial ownership of all such units.

(2)	Based on 5,505,087 Common Units outstanding as of December 31, 2014, as reported to the Reporting Person by the Issuer.

CUSIP No. 96108P103

Item 1(a).	Name of Issuer: Westmoreland Resource Partners, LP

Item 1(b).	Address of Issuer’s Principal Executive Offices:

41 South High Street, Suite 3450
Columbus, Ohio 43215-6150

Item 2(a).	Name of Person(s) Filing:

AIM Oxford Holdings, LLC
AIM Coal Management, LLC
Matthew P. Carbone
Robert B. Hellman, Jr.
George E. McCown

Item 2(b).	Address of Principal Business Office or, if none, Residence:

AIM Oxford Holdings, LLC
950 Tower Lane, Suite 800
Foster City, California 94404

AIM Coal Management, LLC
950 Tower Lane, Suite 800
Foster City, California 94404

Matthew P. Carbone
950 Tower Lane, Suite 800
Foster City, California 94404

Robert B. Hellman, Jr.
950 Tower Lane, Suite 800
Foster City, California 94404

George E. McCown
950 Tower Lane, Suite 800
Foster City, California 94404

Item 2(c).	Citizenship:

AIM Oxford Holdings, LLC:	Delaware

AIM Coal Management, LLC:	Delaware

Matthew P. Carbone:	U.S. Citizen

Robert B. Hellman, Jr.:	U.S. Citizen

George E. McCown:	U.S. Citizen

Item 2(d).	Title of Class of Securities:

Common Units representing Limited Partner Interests

Item 2(e).	CUSIP Number: 96108P103

CUSIP No. 96108P103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 78c).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 96108P103

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	AIM Oxford		AIM Coal		Matthew P.		Robert B.		George E.
	Holdings, LLC		Management, LLC		Carbone		Hellman, Jr.		McCown
(a) Amount beneficially owned:	59,095	(2)	59,095	(2)	59,095	(2)	59,095	(2)	59,095	(2)

(b) Percent of class:	1.1	%(2)	1.1	%(2)	1.1	%(2)	1.1	%(2)	1.1	%(2)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:	59,095	(2)

(ii) Shared power to vote or to direct the vote:			59,095	(1)	59,095	(1)	59,095	(1)	59,095	(1)

(iii) Sole power to dispose or to direct the disposition of:	59,095	(2)

(iv) Shared power to dispose or to direct the disposition of:			59,095	(1)	59,095	(1)	59,095	(1)	59,095	(1)

(1)
AIM Coal Management is the manager of AIM Oxford Holdings. The members of AIM Coal Management, comprised of Matthew P. Carbone and George E. McCown and Robert B. Hellman Jr., have shared voting and investment power over the units held by AIM Oxford Holdings. AIM Coal Management and Messrs. Carbone, Hellman and McCown may be deemed to indirectly own the units held by AIM Oxford Holdings, but disclaim beneficial ownership of all such units.

(2)	Based on 5,505,087 Common Units outstanding as of December 31, 2014, as reported to the Reporting Person by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:     ☒

CUSIP No. 96108P103

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: N/A

Item 8.	Identification and Classification of Members of the Group: N/A

Item 9.	Notice of Dissolution of Group: N/A

Item 10.	Certification: N/A

CUSIP No. 96108P103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

AIM OXFORD HOLDINGS, LLC

By:	AIM Coal Management, LLC, Its Manager

By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.

Member

AIM COAL MANAGEMENT, LLC

By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.

Member

/s/ Matthew P. Carbone

Matthew P. Carbone

/s/ Robert B. Hellman, Jr.

Robert B. Hellman, Jr.

/s/ George E. McCown

George E. McCown

CUSIP No. 96108P103

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G/A and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of this 17th day of February, 2015.

AIM OXFORD HOLDINGS, LLC

By:	AIM Coal Management, LLC,

Its Manager

By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.

Member

AIM COAL MANAGEMENT, LLC

By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.

Member

/s/ Matthew P. Carbone
Matthew P. Carbone

/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.

/s/ George E. McCown
George E. McCown